     As filed with the Securities and Exchange Commission on May 15, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  Schedule TO
                                 (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                              (Amendment No.    )*

                         The Southern Africa Fund, Inc.
                       (Name of Subject Company (Issuer))

                         The Southern Africa Fund, Inc.

                 (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  842157 10 9
                     (CUSIP Number of Class of Securities)

                             Edmund P. Bergan, Jr.
                        Alliance Capital Management L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:
                         Patricia A. Poglinco, Esquire
                              Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                           Calculation of Filing Fee

==============================================================================================
Transaction Valuation                                              Amount of Filing Fee
----------------------------------------------------------------------------------------------
$3,209,476.20(a).........................................               $641.90(b)
==============================================================================================

(a)                          Calculated as the aggregate maximum purchase price to be paid for 228,270 shares in the offer, based upon the net asset value per share of $14.06 at May 11, 2001.

(b)                          Calculated as 1/50th of 1% of the Transaction Valuation.

[_]                          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_]                          Amount Previously Paid:
                             Form or Registration No.:
                             Filing Party:
                             Date Filed:

[_]                          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]                          third-party tender offer subject to Rule 14d-1.

[X]                          issuer tender offer subject to Rule 13e-4.

[_]                          going-private transaction subject to Rule 13e-3.

[_]                          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

                             Introductory Statement

     This Tender Offer Statement on Schedule TO relates to an offer by The Southern Africa Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 228,270 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 15, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)    Offer to Purchase, dated May 15, 2001.

(a)(1)(i)(A) Consent of Ernst & Young LLP, dated May 14, 2001.

(a)(1)(ii)   Form of Letter of Transmittal.

(a)(1)(iii)  Form W-9, Form W-8BEN, and  Form W-8IMY.

(a)(1)(iv)   Form of Notice of Guaranteed Delivery.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)   Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

(a)(1)(vii)  Instructions Regarding the Offer.

(a)(1)(viii) Form of Letter to Stockholders Who Have Requested Information.

(a)(2)       None.

(a)(3)       Not Applicable.

(a)(4)       Not applicable.

(a)(5)(i)    Advertisement printed in The Wall Street Journal on May 15, 2001.

(a)(5)(ii)   Press release issued on February 5, 2001.  (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via Edgar on April 5, 2001).

(a)(5)(iii)  Press release issued on May 11, 2001.  (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on May 11, 2001).

(b)          None.

(d)          Investment Management Agreement between The Southern Africa Fund, Inc.
             and Alliance Capital Management L.P. dated February 25, 1994 (as amended
             April 30, 1998).  (Previously filed as Exhibit (c)(2) to the Fund's
             Schedule 13E-4 submitted via EDGAR on May 19, 1999).

(g)          None.

(h)          None.

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE SOUTHERN AFRICA FUND, INC.


                                    /s/  Edmund P. Bergan
                                    _____________________________
                                    Name: Edmund P. Bergan, Jr.
                                    Title: Secretary

Dated: May 15, 2001

                                 Exhibit Index

Item 12.  Exhibits.

(a)(1)(i)    Offer to Purchase, dated May 15, 2001.

(a)(1)(i)(A) Consent of Ernst & Young LLP, dated May 14, 2001.

(a)(1)(ii)   Form of Letter of Transmittal.

(a)(1)(iii)  Form W-9, Form W-8BEN, and  Form W-8IMY.

(a)(1)(iv)   Form of Notice of Guaranteed Delivery.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)   Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

(a)(1)(vii)  Instructions Regarding the Offer.

(a)(1)(viii) Form of Letter to Stockholders Who Have Requested Information.

(a)(5)(i)    Advertisement printed in The Wall Street Journal on May 15, 2001.
